[Dorato Resources Inc

#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-408-7488 Facsimile: 604-408-7499

NEWS RELEASE

NR10-08

March 12, 2010

Dorato Receives Additional Taricori

Drill Results from Minera Afrodita

TAR-013: 38.93 m grading 7.12 g/t gold (0.2 oz/t)

including 7.37 m grading 33.78 g/t gold (0.98 oz/t)

Minera Afrodita Permit in Good Standing

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt:D05) is pleased to announce that it has received provisional assay results from Minera Afrodita relating to drillhole TAR-013 in the Taricori Gold Zone within the Cordillera Del Condor project in northwest Peru.  Dorato has a right to acquire 100% of Minera Afrodita.

Provisional assay results for drillhole TAR-013 indicate a broad zone of high-grade gold and silver mineralization; 38.93 metres grading 7.12 g/t (0.2 oz/t) gold and 48.4 g/t (1.4 oz/t) silver.  This interval includes a core, higher-grade zone of 7.37 metres grading 33.78 g/t (0.98 oz/t) gold and 151.9 g/t (4.4 oz/t) silver.

“Final drill results for TAR-012, reported last week as 18.0 metres grading 41.58 g/t gold, provided initial indications that the Taricori Zone hosts significant high-grade gold and silver mineralization,” stated Keith Henderson, Dorato’s President and CEO. “We are very excited with this additional high-grade intersection from TAR-013, including 7.37 metres grading 33.78 g/t gold, and we look forward to reporting additional drill results as they become available.”

“Drilling is testing high-grade gold mineralization, close to the contact between footwall intrusive and hanging wall volcanic rocks.” continued Henderson, “The mineralized zone is open at depth and along strike.  Drilling to date has only tested 250 metres of strike length, whereas the prospective contact has actually been mapped over a strike length of more than 3 kilometres.”

Table 1:  Hole TAR-013 Provisional Results

DRILLHOLE		FROM	TO	WIDTH	GOLD	SILVER

TAR-013	Interval 1	13.45m	52.36m	38.93m	7.12 g/t	48.4 g/t
	including	27.37m	50.14m	24.14m	11.21 g/t	67.6 g/t
	including	32.74m	40.11m	7.37m	33.78 g/t	151.9 g/t

*using a cut-off of 0.25 g/t gold and allowing 2.5m of dilution

Results are provisional because several samples, grading more than 30 g/t gold, have been submitted for metallic screen analysis.  Metallic screen assay results are more representative than traditional gravimetric assay due to a larger sample weight where the grade is weighted between fine and coarse fractions.  Final results will be reported when available.

Drill Results Details

Drillhole TAR-013 was drilled in a northwest direction to intersect a northeast-southwest trending structure that has been historically exploited by informal miners.  Highlights include; 38.93 metres grading 7.12 g/t gold and 48.4 g/t silver.  This interval includes a core, higher-grade zone of 7.37 metres grading 33.78 g/t gold and 151.9 g/t silver.  There is insufficient drill data to determine the true width of the intersection as core angles within the zone are extremely variable.  The mineralized zone is presently interpreted to be related to northeast-trending structures (plotted as veins on Figure 1) and as such is close to true width.

Previously, drillhole TAR-012 was drilled northward to test an east-west mineralized zone and returned 18.0 metres grading 41.58 g/t gold.  In general terms, the grade and thickness of mineralized intersections is increasing to the east and follow-up drilling will continue to test the strike extensions of this significant mineralized zone over the 3 kilometre-long mapped contact as well as testing the depth extents of the mineralization.  Depth extents are unknown to date, but the Dynasty Mining and Metal’s Jerusalem deposit (measured & indicated resource of 0.58 million contained ounces gold at 12.4 g/t gold plus an inferred resource of 0.71 million ounces at 11.5 g/t gold) is located just across the border in Ecuador, several hundred metres west of the Taricori Zone, and extends to 450 metres depth from surface.  Drilling to date at Taricori has tested 250 metres of strike length and less than 100 metres vertically within the mineralized zone.

Cordillera Del Condor Background

The Cordillera Del Condor District has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical small-scale but high-grade, gold production is reported to have exceeded 100,000 ozs. per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple world-class gold and base metal-bearing deposits, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (171 million indicated tonnes at 0.51% copper, 0.09 g/t gold plus 46 million inferred tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district (measured & indicated resources of  0.58 million ounces gold at 12.4 g/t gold plus an inferred resource of  0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective company’s public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and a director.

The analytical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Cuenca, Ecuador for preparation and on to Vancouver, BC for analysis.  Au is analyzed by fire assay on a 30g aliquot followed by fusion and an ICP-OES finish.  Samples greater than 10 ppm are analyzed by classical gravimetric fire assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Certified reference material, blank material, and quarter-core duplicates are inserted at regular intervals into the sample sequence by field personnel prior to shipping in order to independently assess analytical accuracy and precision. In addition, representative blind duplicate samples are routinely forwarded an ISO-compliant third party laboratory for additional quality control.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications

Michael Pound, Manager – Investor Relations

Email: info@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times.  Dorato, through a series of option agreements, has the right to wholly acquire an extensive land package of approximately 800 square kilometres – providing the Company a highly strategic position in this emergent gold district.  Dorato is well funded and possesses experienced management with a proven track record.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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